Exhibit 4(l)


                            INHERITED CONTRACT RIDER


This Rider is effective as of the date it is issued for attachment to Your Contract/Certificate (hereafter collectively referred to as Contract). The provisions in this Rider supercede any contrary provisions in Your Contract, including the Beneficiary Rider and the Spousal Continuation Rider, if applicable. This Rider amends the contract to allow a designated beneficiary to leave death proceeds in the accumulation phase of an annuity contract, rather than receiving those proceeds in a lump sum. The designated beneficiary is the person whose name follows the phrase "for the benefit of (fbo)" next to the OWNER designation on the Specifications page. The designated beneficiary must take at least the required minimum distributions calculated over his/her single life expectancy as required by the Internal Revenue Code Rules and Regulations. Surrender charges will not apply to required minimum distributions.

The designated beneficiary will be granted the same rights the Owner has under the Contract, except the designated beneficiary cannot transfer ownership, take a loan, nor make any new Purchase Payments to the Contract after the Contract Date. The designated beneficiary may also name his/her own Beneficiary(s) (hereafter referred to as succeeding beneficiary). All benefits and features described in the Contract or in any Riders(s) or Endorsement(s)will be based on the designated beneficiary's age.

DEATH OF DESIGNATED BENEFICIARY

Prior to the commencement of annuity payments, the succeeding beneficiary(s) may elect to either receive the death benefit or continue the Contract as described below.

The definition of Death Report Date, if contained in the Contract, is amended by deleting the definition and replacing it with the following:

DEATH REPORT DATE - the Valuation Date coincident with or next following the day on which We have received 1) Due Proof of Death and 2) a Written Request for an election of a single sum payment or an alternate Settlement Option as described in the Contract, or 3) an election of succeeding beneficiary continuance as described in this Rider.

SUCCEEDING BENEFICIARY(S) CONTINUANCE

If the designated beneficiary dies before annuity payments begin and if the value of any succeeding beneficiary's portion of the death benefit is between $20,000 and $1,000,000 as of the designated beneficiary's date of death (amounts of $1,000,000 or more are subject to home office approval), the succeeding beneficiary(s) may elect to continue his/her portion of the Contract subject to applicable distribution requirements under Internal Revenue Code, rather than receiving the death benefit in a lump sum. This election may not be allowed for non-natural beneficiaries.

If the succeeding beneficiary(s) elects to continue the Contract, the death benefit will be calculated as of the date described in the death benefit section of the Contract (hereafter referred to as the Calculation Date). The initial Contract/Cash Value of the continued Contract (referred to hereafter as the Adjusted Contract Value) will equal the greater of the Contract/Cash Value or the calculated death benefit amount as of the Calculation Date. The Adjusted Contract Value will be allocated to the Investment Options in the same proportion as the allocations of the Contract prior to the Calculation Date. All benefits and features described in the Contract or in any rider(s)/endorsement(s) will be based on the succeeding beneficiary(s) age on the Calculation Date as if the succeeding beneficiary(s) had purchased the Contract with the Adjusted Contract Value on the Calculation Date.

The succeeding beneficiary will have all of the rights that the original designated beneficiary had with the following exceptions:

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1.   the entire Contract/Cash value of the newly continued Contract must be distributed to the succeeding beneficiary(s) over the remaining life expectancy of the original deceased designated beneficiary;
2.   the succeeding beneficiary(s) cannot name their own beneficiary(s);and
3. at the death of the succeeding beneficiary(s), the death benefit, if any, must be paid to the estate of the succeeding beneficiary(s). The death benefit will equal the Contract/Cash Value as of the Calculation Date associated with the succeeding beneficiary(s)'s death. No further continuation of the Contract is allowed.
4. Additionally, the succeeding beneficiary(s) has the right to take full or partial withdrawals at any time from the Contract after the Calculation Date without the imposition of any contingent deferred sales/withdrawal/surrender charge reflected in the Contract. All other Contract fees and charges applicable to the original Contract will apply to the continued Contract. However, if a Principal Protection Rider and/or Enhanced Stepped-Up Provision Rider is attached to the Contract, these riders and their associated charges will no longer be effective after the Calculation Date.

On or after the commencement of annuity payments, if the designated beneficiary dies, we will pay the succeeding beneficiary(s) any benefits remaining under the annuity/income option then in effect.




                             /s/ George C. Kokulis

                                    PRESIDENT